Writer's Direct Dial: +44 (0) 207 614-2237

E-Mail: ssperber@cgsh.com

February 13, 2009

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W., Stop 4-5 Washington, D.C. 20549 United States

Re:	GlaxoSmithKline plc Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007 (File No. 1-15170)

Dear Mr. Rosenberg:

On October 9, 2008, November 6, 2008 and November 19, 2008, the staff (the “Staff”) of the Securities and Exchange Commission participated in conference calls that were attended by representatives of GlaxoSmithKline plc (the “Company”), PricewaterhouseCoopers LLP, the Company’s independent auditors (“PwC”), and Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Company (“Cleary Gottlieb”). During these conference calls, the Company’s responses to comment one of the Staff’s comment letter dated June 26, 2008 and comment one of the Staff’s comment letter dated August 13, 2008, both of which pertained to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15170) (the “2007 Annual Report”), were discussed, and the Staff provided certain additional comments on the 2007 Annual Report. The Company responded by electronic mail dated December 16, 2008 (which has been filed with the SEC substantially as submitted to the Staff on that date) to the Staff’s comments that were relayed orally during these conference calls (the “December 16 Response”). Included in the December 16 Response was certain draft disclosure that the Company proposed including in future Annual Reports on Form 20-F (the “Proposed Disclosure”).

On December 22, 2008, the Staff participated in another conference call that was attended by representatives of the Company, PwC and Cleary Gottlieb. During this conference call, the December 16 Response was discussed, and the Staff commented on the

Mr. Jim B. Rosenberg, p. 2

Proposed Disclosure. The Company responded by electronic mail dated January 21, 2009 (which has been filed with the SEC substantially as submitted to the Staff on that date) to the Staff’s comments that were relayed orally during these conference calls (the “January 21 Response”). Included in the January 21 Response was a revised version of the draft disclosure that the Company proposed including in future Annual Reports on Form 20-F (the “Proposed Revised Disclosure”).

On January 22, 2009, January 26, 2009 and January 28, 2009, the Staff participated in further conference calls attended by representatives of the Company and Cleary Gottlieb. During these conference calls, the January 21 Response was discussed, and the Staff commented on the Proposed Revised Disclosure.

This letter contains the Company’s response to the Staff’s comments that were relayed orally during the conference calls held in January 2009. Attached to this letter are revised versions of the disclosure that the Company proposes to include in future Annual Reports. For ease of reference, the attachments continue to be referred to herein as “Attachment A” (which contains proposed disclosure to include in the “Financial review” section of future Annual Reports), “Attachment B” (which contains proposed disclosure to include in Note 1 (“Presentation of the financial statements”) to the Company’s financial statements included in future Annual Reports), “Attachment C” (which contains proposed disclosure to include in Note 7 (“Major restructuring programmes”) to the Company’s financial statements included in future Annual Reports) and “Attachment D” (which contains proposed disclosure to include in certain introductory language of future Annual Reports). For your convenience, we are also attaching blackline versions of these four attachments showing the revisions that have been made to the versions included in the January 21 Response. In addition, attached to this letter please find “Attachment E,” which contains proposed disclosure to include in Note 29 (“Other provisions”) to the Company’s financial statements included in future Annual Reports. We refer to each of these five attachments herein collectively as the “Attachments.”

In response to the Staff’s oral comments, the Company has further revised the Proposed Revised Disclosure as follows:

•

The Company has revised the draft disclosure in all of the Attachments to reflect the expansion of the Operational Excellence restructuring program from a £1.5 billion program expected to be substantially completed at the end of 2010 to a £3.6 billion program expected to be substantially completed in 2011.

•

The Company confirms that it does not expect to incur any material restructuring costs during the anticipated duration of the Operational Excellence program except those related to that program (as currently outlined in the detailed formal plans for the program and the program’s expansion) and acquisitions meeting the criteria described in Attachment A. To the extent the Company does incur any unanticipated material restructuring costs during this period, the Company expects to include them in the major restructuring column, whether the restructuring activities are included in the Operational Excellence program pursuant to a further expansion or in another material restructuring program, or otherwise. Additional disclosure to this effect has been included in the revised draft of Attachment A.

•	The Company has revised the draft disclosure in Attachments A, C and E to indicate the amount of the charges under the Operational Excellence program that

Mr. Jim B. Rosenberg, p. 3

are expected to constitute cash expenditures and the amount that are expected to constitute accounting write-downs.
•

Consistent with paragraph 85 of IAS 37, the Company has revised the draft disclosure in Attachments A, C and E to briefly describe the expected timing of the cash outflows expected under the Operational Excellence program and to provide an indication of the uncertainties about the amount and timing of those outflows. The Company will also reflect this disclosure as appropriate in the “Future cash flow” discussion, which is included in the “Financial review” section of its Annual Report. The Company believes that this disclosure meets the requirements set forth in paragraph 85 of IAS 37.

•

The Company has revised the draft disclosure in Attachments C and E to further clarify the linkage between the major restructuring costs charged in the income statement and the movements in the balance sheet line item “Other provisions.”

•

The Company has revised the draft disclosure in Attachment E to clarify the criteria it uses for the accrual of provisions for staff severance payments to be made pursuant to the major restructuring programs.

In addition, the Company, in response to one of the Staff’s oral comments, proposes to indicate in Note 17 (“Property, plant and equipment”) to the Company’s financial statements included in future Annual Reports the extent of the asset impairments that arise from major restructuring programs.

*                *          *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237, my colleague Gerald Neugebauer at +44 207 614 2303 or my colleague Aimée Schultz at +44 207 614 2375.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Todd Hardiman, Securities and Exchange Commission
Mr. Gus Rodriguez, Securities and Exchange Commission
Ms. Mary Mast, Securities and Exchange Commission
Mr. Julian S. Heslop, GlaxoSmithKline plc
Mr. Tom Quinn, PricewaterhouseCoopers
Mr. Andy Kemp, PricewaterhouseCoopers
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP
Ms. Aimée Schultz, Cleary Gottlieb Steen & Hamilton LLP

[Attachment A]	Draft — 13 February 2009

Results before major restructuring and total results

In October 2007 the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. This restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated total cost of approximately £3.6 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £1.7 billion by the time it is substantially complete in 2011. Approximately 40% of these costs were incurred by 31 December 2008, and approximately 35% are expected to be incurred in 2009, 20% in 2010 and the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs. Uncertainties exist over the exact amount and timing of cash outflows as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2009 and 2010. Given the extent and cost of the Operational Excellence programme, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme, which in 2008 amounted to £xxx million before tax (2007: £338 million), in a separate column in the income statement titled “Major restructuring”.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column. The total restructuring costs incurred as a direct result of this acquisition were £xx million, all of which have been charged and paid in 2008.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as “Results before major restructuring”. This presentation, which GSK intends to apply consistently to future major restructuring programmes that have a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted, has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

Only the restructuring costs incurred solely as a direct result of the Operational Excellence programme and the restructuring programme following the Reliant acquisition have been reported in the major restructuring column in the income statement. These restructuring costs principally have arisen from impairments to property, plant and equipment and the termination of the employment contracts of staff made redundant as part of the restructuring activities. As set out in Note [7] to the financial statements, ‘Major restructuring programmes’, such asset impairments and staff redundancies together accounted for £xxx million of the £xxx million restructuring costs incurred in 2008 and reported in the major restructuring column (2007: £326 million of £338 million). The remaining costs (£xxx million in 2008 and £12 million in 2007) arose from miscellaneous expenditures incurred solely as a direct result of the restructuring programmes, including the termination of long term supply contracts, site clearance and, with respect to 2008, the recognition of foreign exchange losses following the liquidation of a subsidiary in Puerto Rico. No costs arising from GSK’s ongoing operating activities have been reported in the major restructuring column.

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring. These costs included restructuring costs related to minor acquisitions and £xx million of costs in 2008 (2007: £92 million) that related to restructuring activity initiated before the commencement of the Operational Excellence programme. None of this restructuring activity had a material impact on GSK’s operating results or on the manner in which its business is conducted.

GSK does not currently expect to incur any material restructuring costs during the anticipated duration of the Operational Excellence programme except those related to that programme and acquisitions meeting the criteria described above. If any further, unanticipated material restructuring costs were to arise during this period, GSK would expect also to include them in the major restructuring column.

GSK’s operating profit, profit before taxation, taxation and profit for the year are discussed below in terms of both total results, which include major restructuring costs, and results before major restructuring.

2

[Attachment A]	Draft — ~~21 January~~13 February 2009

~~Total results and results~~Results before major restructuring and total results

In October 2007 the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. This restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated total cost of approximately £~~1.5~~3.6 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £~~700 million~~1.7 billion by the time it is substantially complete ~~at the end of 2010. The~~in 2011. Approximately 40% of these costs were incurred by 31 December 2008, and approximately 35% are expected to be incurred in 2009, 20% in 2010 and the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs. Uncertainties exist over the exact amount and timing of cash outflows as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2009 and 2010. Given the extent and cost of the Operational Excellence programme ~~accordingly~~, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme, which in 2008 amounted to £xxx million before tax (2007: £338 million), in a separate column in the income statement titled “Major restructuring”.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column. The total restructuring costs incurred as a direct result of this acquisition were £xx million, all of which have been charged and paid in 2008.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as “Results before major restructuring”. This presentation, which GSK intends to apply consistently to future major restructuring programmes that have a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted, has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

Only the restructuring costs incurred solely as a direct result of the Operational Excellence programme and the restructuring programme following the Reliant acquisition have been reported in the major restructuring column in the income statement. These restructuring costs principally have arisen from impairments to property, plant and equipment and the termination of the employment contracts of staff made redundant as part of the restructuring activities. As set out in Note [7] to the financial statements, ‘Major restructuring programmes’, such asset impairments and staff redundancies together accounted for £xxx million of the £xxx million restructuring costs incurred in 2008 and reported in the major restructuring column (2007: £326 million of £338 million). The remaining costs (£xxx million in 2008 and £12 million in 2007) ~~have arisen~~arose from miscellaneous expenditures incurred solely as a direct result of the restructuring programmes, including ~~[~~the termination of long~~-~~ term supply contracts, site clearance and, with respect to 2008, the recognition of foreign exchange losses following the liquidation of a subsidiary in Puerto Rico~~]~~. No costs arising from GSK’s ongoing operating activities have been reported in the major restructuring column.

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring. These costs included restructuring costs related to minor acquisitions and £xx million of costs in 2008 (2007: £92 million) that related to restructuring activity initiated before the commencement of the Operational Excellence programme. None of this restructuring activity had a material impact on GSK’s operating results or on the manner in which its business is conducted.

GSK does not currently expect to incur any material restructuring costs during the anticipated duration of the Operational Excellence programme except those related to that programme and acquisitions meeting the criteria described above. If any further, unanticipated material restructuring costs were to arise during this period, GSK would expect also to include them in the major restructuring column.

GSK’s operating profit, profit before taxation, taxation and profit for the year are discussed below in terms of both total results, which include major restructuring costs, and results before major restructuring.

2

[Attachment B]	Draft — 13 February 2009

Presentation of restructuring costs

In October 2007 the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. This restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated total cost of approximately £3.6 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £1.7 billion by the time it is substantially complete in 2011. Given the extent and cost of the Operational Excellence programme, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled “Major restructuring”.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as “Results before major restructuring”. This presentation, which GSK intends to apply consistently to future major restructuring programmes that have a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted, has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring.

[Attachment B]	Draft — 13 February 2009

Presentation of restructuring costs

In October 2007 the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. This restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated total cost of approximately £~~1.5~~3.6 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £~~700 million~~1.7 billion by the time it is substantially complete ~~at~~in 2011. Given the ~~end~~extent and cost of ~~2010. The~~the Operational Excellence programme ~~accordingly~~, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled “Major restructuring”.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as “Results before major restructuring”. This presentation, which GSK intends to apply consistently to future major restructuring programmes that have a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted, has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring.

[Attachment C]	Draft — 13 February 2009

7 Major restructuring programmes

In October 2007 GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. A significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. Total costs for the implementation of the expanded programme are expected to be approximately £3.6 billion, to be incurred over the period from 2007 to 2011. Approximately 40% of these costs were incurred by 31 December 2008, and approximately 35% are expected to be incurred in 2009, 20% in 2010 and the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs. Uncertainties exist over the exact amount and timing of cash outflows as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2009 and 2010. The programme is expected to deliver total annual pre-tax savings of up to £1.7 billion by 2011, with savings realised across the business. Costs of £xxx million incurred in 2008 under the Operational Excellence programme have arisen in the following areas:

•

the commencement of the closure of a number of manufacturing sites, including Dartford and Irvine in the UK and Cidra in Puerto Rico, giving rise to asset write-downs, staff reductions and foreign exchange losses on the liquidation of a subsidiary;

•	the adoption of more customised sales approaches, leading to staff reductions in a number of sales forces, principally in the USA;
•	cost saving projects in R&D, focused primarily on the simplification and streamlining of support infrastructure, and
•	projects to eliminate unnecessary processes and simplify continuing processes leading to staff reductions in administrative and support functions.

In addition, costs of £xx million were incurred during the year under the restructuring programme related to the integration of the Reliant Pharmaceuticals, Inc. business in the USA, following its acquisition in December 2007.

The analysis of the costs incurred under these programmes in 2008 and 2007 is as follows:

2008	Asset impairment £m	Staff reductions £m	Other costs £m	Total £m
Cost of sales
Selling, general and administration
Research and development
Effect on operating profit
Net finance expense
Effect on profit before taxation
Effect on taxation
Effect on earnings

2007		Asset impairment £m	Staff reductions £m	Total £m
Cost of sales		(77)	(34)	(111)
Selling, general and administration		(1)	(136)	(137)
Research and development		(28)	(62)	(90)
Effect on profit before taxation		(106)	(232)	(338)
Effect on taxation				77
Effect on earnings				(261)

Asset impairments and other costs totalling £xx million are non-cash items. All other charges have been or will be settled in cash.

These restructuring costs are reported in the major restructuring column of the Income statement on page •. There were no costs related to major restructuring programmes in 2006. Other costs related to minor restructuring activity initiated prior to October 2007 amounting to £xx million (2007: £92 million) are reported within “Results before major restructuring”.

The costs of the major restructuring programmes have arisen as follows:

	2008 £m	2007 £m
Increase in provision for major restructuring programmes (see Note [29])		(220)
Impairments to property, plant and equipment (see Note [17])		(106)
Foreign exchange losses recognised on liquidation of subsidiary		-
Other non-cash charges		-
Other cash costs		(12)
Net finance expense		-
Effect on profit before taxation		(338)

Other cash costs in 2008 include [the termination of long-term supply contracts, site clearance and consultancy costs] arising under the restructuring programmes outlined above.

2

~~DRAFT~~[Attachment C]	Draft — ~~21 January~~13 February 2009

7 Major restructuring programmes

In October 2007 GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. A significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. Total costs for the implementation of the ~~new~~expanded programme are expected to be approximately £~~1.5~~3.6 billion, to be incurred over the period from 2007 to ~~2010, although the nature of some of the restructuring activities is such that the full utilisation of related provisions as disclosed in Note [29] ‘Other provisions’ may not occur for several years after 2010.~~2011. Approximately 40% of these costs were incurred by 31 December 2008, and approximately 35% are expected to be incurred in 2009, 20% in 2010 and the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs. Uncertainties exist over the exact amount and timing of cash outflows as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2009 and 2010. The programme is expected to deliver total annual pre-tax savings of up to £~~700 million~~1.7 billion by ~~2010,~~2011, with savings realised across the business. Costs of £xxx million incurred in 2008 under the Operational Excellence programme have arisen in the following areas:

•

the commencement of the closure of a number of manufacturing sites, including ~~[ ]~~Dartford and Irvine in the UK and Cidra in Puerto Rico, giving rise to ~~both~~ asset write-downs ~~and~~, staff reductions and foreign exchange losses on the liquidation of a subsidiary;

•	the adoption of more customised sales approaches ~~in both developed and emerging markets~~, leading to staff reductions in a number of sales forces, principally in the USA;
•	cost saving projects in R&D, focused primarily on the simplification and streamlining of support infrastructure~~;~~, and
•	projects to eliminate unnecessary processes and simplify continuing processes~~,~~ leading to staff reductions in administrative and support functions.

In addition, costs of £xx million were incurred during the year under the restructuring programme related to the integration of the Reliant Pharmaceuticals, Inc. business in the USA, following its acquisition in December 2007.

The analysis of the costs incurred under these programmes in 2008 and 2007 is as follows:

2008	Asset impairment £m	Staff reductions £m	Other costs £m	Total £m
Cost of sales
Selling, general and administration
Research and development
Effect on operating profit
Net finance expense
Effect on profit before taxation
Effect on taxation
Effect on earnings

2007		Asset impairment £m	Staff reductions £m	Total £m
Cost of sales		(77)	(34)	(111)
Selling, general and administration		(1)	(136)	(137)
Research and development		(28)	(62)	(90)
Effect on profit before taxation		(106)	(232)	(338)
Effect on taxation				77
Effect on earnings				(261)

Asset impairments and other costs totalling £xx million are non-cash items. ~~Staff reduction costs have been~~All other charges have been or will be settled in cash ~~to the extent shown in Note [29] ‘Other provisions’.~~.

~~Other costs in 2008 include [the termination of long-term supply contracts, site clearance and the recognition of foreign exchange gains and losses following the liquidation of subsidiaries] arising under the restructuring programmes outlined above.~~

These restructuring costs are reported in the major restructuring column of the Income statement on page •. There were no costs related to major restructuring programmes in 2006. Other costs related to minor restructuring activity initiated prior to October 2007 amounting to £xx million (2007: £92 million) are reported within “Results before major restructuring”.

The costs of the major restructuring programmes have ~~been allocated~~arisen as follows:

	2008 £m	2007 £m
Increase in provision for major restructuring programmes (see Note [29])		(220)
Impairments to property, plant and equipment (see Note [17])		(106)
~~Charged directly to the income statement~~Foreign exchange losses recognised on liquidation of subsidiary		~~(12)~~-
Other non-cash charges		-
Other cash costs		(12)
Net finance expense		-
Effect on profit before taxation		(338)

Other cash costs in 2008 include [the termination of long-term supply contracts, site clearance and consultancy costs] arising under the restructuring programmes outlined above.

2

[Attachment D]	Draft — 13 February 2009

Results before major restructuring

In October 2007 the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. With an estimated total cost of approximately £3.6 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £1.7 billion by the time it is substantially complete in 2011. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled “Major restructuring”. In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets these criteria.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are described as “Results before major restructuring”. This presentation, which GSK intends to apply consistently to future major restructuring programmes that have a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted, has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

[Attachment D]	Draft — ~~21 January~~13 February 2009

Results before major restructuring

In October 2007 the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. With an estimated total cost of approximately £~~1.5~~3.6 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £~~700 million~~1.7 billion by the time it is substantially complete ~~at the end of 2010.~~in 2011. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled “Major restructuring”. In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets these criteria.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are described as “Results before major restructuring”. This presentation, which GSK intends to apply consistently to future major restructuring programmes that have a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted, has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

[Attachment E]	Draft — 13 February 2009

29 Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Employee related provisions £m	Integration and manufacturing re-organisation £m	Other provisions £m	Total £m
At 1st January 2008	1,152	246	234	116	179	1,927
Exchange adjustments
Charge for the year
Reversed unused
Unwinding of discount
Utilised
Transfer to pensions obligations
Reclassifications and other movements
At 31st December 2008
To be settled within one year
To be settled after one year
At 31st December 2008

Legal and other disputes

Major restructuring programmes
In October 2007 GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations (see Note [7] ‘Major restructuring programmes’). A significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. Total costs for the implementation of the expanded programme are now expected to be approximately £3.6 billion, to be incurred over the period from 2007 to 2011. Provisions for staff severance payments are made when management has made a formal decision to eliminate certain positions and this has been communicated to the groups of employees affected. No provision is made for staff severance payments that are made immediately.

Approximately 40% of the costs were incurred by 31 December 2008, and approximately 35% are expected to be incurred in 2009, 20% in 2010 and the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs. Uncertainties exist over the exact amount and timing of cash outflows as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2009 and 2010.

In addition, costs of £xx million were incurred during the year under the restructuring programme related to the integration of the Reliant Pharmaceuticals, Inc. business in the USA, following its acquisition in December 2007.

Pension augmentations arising from staff redundancies of £xxx million have been charged during the year and then transferred to the pension obligations provision as shown in note 28 ‘Pensions and other post-employment benefits’. Asset write-downs have been recognised as impairments of property, plant and equipment in Note 17 ‘Property, plant and equipment’.

Employee related provisions

Integration and manufacturing re-organisation

The Group has recognised costs in previous years in respect of plans for the integration of the Glaxo Wellcome and SmithKline Beecham businesses. Implementation of the integration following the merger is substantially complete. Costs recognised in the remaining merger integration provision are expected to be largely incurred in 2009. Other smaller cost-saving initiatives since the merger are included within this category.